Motive Capital Corp
7 World Trade Center
250 Greenwich Street, FL 47
New York, NY 10007
January 18, 2022

VIA EDGAR

Sonia Bednarowski

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Re:	Motive Capital Corp
Amendment No. 1 to Registration Statement on Form S-4
Filed December 17, 2021
File No. 333-260104

Dear Ms. Bednarowski:

This letter sets forth responses of Motive Capital Corp (“Motive” or the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 12, 2022 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”).

Set forth below in italics are the comments contained in the Staff’s Comment Letter. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 2 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 2”). Captions and page references herein correspond to those set forth in Amendment No. 2, a copy of which has been marked with the changes from the Registration Statement. Unless otherwise indicated, capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.	Staff Comment: Refer to your response to comment 1. Please disclose the cash value that the public shareholders, public warrantholders and Sponsor will receive in connection with Merger.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page of Amendment No. 2 as requested and to clarify the fact that the public shareholders, public warrantholder and Sponsor are not receiving consideration in the merger.

Questions and Answers about the Merger

How do the Motive Public Warrants differ from the Motive Private Warrants and what are the related risks for any holders of . . . ., page 11

2.	Staff Comment: Refer to your response to comment 6. Please revise to clearly describe the steps the combined company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 13 of Amendment No. 2 as requested.

Motive’s Board of Directors’ Reasons for the Approval of the Business Combination, page 21

3.	Staff Comment: Refer to your response to comment 15. Please update to disclose Forge’s net losses for the nine months ended September 30, 2021 in the fourth bullet point on page 21.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 24 and 131 of Amendment No. 2 as requested.

Opinion of the Financial Advisor to Motive’s Board of Directors, page 23

4.	Staff Comment: Refer to your response to comment 17 that your fairness opinion does not address shareholders or a group of shareholders individually or in the aggregate and addresses only fairness to the company. Please revise here and throughout to emphasize and clarify that the fairness opinion does not address the fairness of the consideration that the shareholders will receive and addresses only the fairness to the company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 24, 25, 132 and 134 of Amendment No. 2 as requested and to reflect the fact that the Motive shareholders are not receiving any consideration in the merger.

Other Agreements

Forge Shareholder Support Agreement, page 25

5.	Staff Comment: Refer to your response to comment 18. Please disclose the percentage of votes held by the Supporting Forge Shareholders and the percentage of votes required for Forge to approve the Merger and the transactions contemplated by the Merger Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 27 and 129 of Amendment No. 2 as requested.

Summary of the Proxy Statement/Prospectus

Ownership of Motive Following the Business Combination, page 25

6.	Staff Comment: Refer to your response to comment 3. Please disclose the approximate dollar value of the Sponsor’s total potential ownership interest in the combined company assuming exercise and conversion of all securities based on the transaction value and recent trading prices as compared to the price paid.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and page 29 of Amendment No. 2 as requested.

Organizational Structure

After the Business Combination, page 28

7.	Staff Comment: Refer to your response to comment 19. Please revise to show the percentage of ownership held by the A&R FPA Investors. In addition, we note that Forge Financial Holdings Inc. holds over 50% of SharesPost China Limited. Please disclose where this company is incorporated.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the chart on page 31 to present separately the ownership of the A&R FPA Investors. Further, SharesPost China Limited is incorporated in the Cayman Islands and the tables on pages 30 and 31 has been revised to reflect this.

Risk Factors

Risks Related to the Operation of Our Business

There is no assurance that our revenue and business models will be successful, page 47

8.	Staff Comment: Refer to your response to comment 36. Please disclose here that you maintain that the transaction prices are information belonging to Forge. In addition, address the risks related to your data policy and how this could impact your Data Services and Markets offering or tell us why you no longer view this as a material risk.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 52 of Amendment No. 2 to disclose that we maintain that the transaction prices are information belonging to Forge. As noted to the Staff in our response to prior comment 36, and as we have disclosed on page 52 of Amendment No. 2, exceptions to our data policy have historically been and will continue to be extremely limited, and therefore this is not a current material risk to Forge’s business. Additionally, material risks regarding data privacy and security generally are addressed in the risk factor “We are subject to stringent laws, rules, regulations, policies, industry standards and contractual obligations regarding data privacy and security and may be subject to additional related laws and regulations in jurisdictions into which we expand. Many of these laws and regulations are subject to change and reinterpretation and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or other harm to our business.” on page 64.

Regulatory, Tax and Legal Risks, page 54

9.	Staff Comment: Please addresses the potential risks to your business if the laws and regulations relating to the private capital markets were to undergo changes resulting in increased oversight or disclosure obligations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 59 and 60 of Amendment No. 2 as requested.

We have expanded and may continue to expand into international markets . . . ., page 55

10.	Staff Comment: Refer to your response to comment 23. Please disclose here and in the Information About Forge section the specific business operations of Forge in Hong Kong and the materiality of your Hong Kong clients to your business, and consider the issues and risks addressed in the Sample Letter to China-Based Companies located on our website and revise your disclosure accordingly. Please tell us whether a majority of your operations are in China or Hong Kong. Also, please revise your risk factors section to disclose the specific risks related to your business operations in Hong Kong, including a discussion of the impact if certain PRC laws and regulations were to become applicable in Hong Kong, the risk that your subsidiary could become subject to direct oversight of the PRC government at any time due to changes in laws as well as recent policy pronouncements by the PRC government regarding business activities of US-listed Chinese businesses. In addition, please revise your disclosure on page 200 to describe the material terms of your distribution and outsourcing agreement with Rockpool Capital Limited as well as a description of Type 1 business as set forth under the rules of the SFC.

Response: The Company respectfully acknowledges the Staff’s comment. As previously disclosed, issuers, buyers and sellers from over 60 jurisdictions use the Forge platform. Forge does not believe that its Hong Kong operations or clients are material in any way to its operations. For example, in 2020, of Forge’s nearly 1200 customers, only seven were located in Hong Kong. In 2020, those customers contributed to 0.18% of Forge’s gross revenue. The majority of Forge’s operations are not based in Hong Kong or China and Forge does not believe the specific risks noted in comment 10 are applicable to its business. Forge included disclosure related to its outsourcing and distribution agreement with Rockpool Capital Limited related to our small branch office in Hong Kong, which Forge does not believe is currently material to its overall business operations. We have updated the disclosure on page 218 of Amendment No. 2 to describe the material terms of the distribution and outsourcing agreement with Rockpool Capital Limited as well as a description of Type 1 business as set forth under the rules of the SFC.

Risks Relating to the Domestication

The provision of the proposed bylaws required exclusive forum . . . ., page 78

11.	Staff Comment: Refer to your response to comment 30. Please revise your disclosure here, if true, to state that the Proposed Bylaws identify the federal district courts of the United States as the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933. In this regard, we note that your disclosure on pages 139, 140, 143, 263, 265 and C-16 appears to be inconsistent with your response that the Proposed Bylaws will specify that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or Exchange Act as the provision identifies the federal district courts as the exclusive forum for any complaint asserting a cause of action arising under the Securities Act. Please advise and revise accordingly. In addition, please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the choice of forum provision in the Proposed Bylaws (which have been further revised) (a) does provide that the federal district courts of the United States will be the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, and (b) is intended to apply to certain claims asserted under state law and all claims asserted derivatively on behalf of New Forge. The Company understands that derivative claims ordinarily concern fiduciary duties owed to a corporation under state law. The choice of forum provision also is intended to apply, however, to any derivative claims asserted on behalf of New Forge under federal law, including the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The provision does not apply to any direct claims brought by New Forge’s shareholders on their own behalf, or on behalf of any class of similarly situated shareholders, under the Securities Act or the Securities Exchange Act. The Company acknowledges that (1) there is uncertainty as to whether a court would enforce its forum provision; and (2) New Forge’s shareholders will not be deemed, by operation of the choice of forum provision, to have waived New Forge’s obligation to comply with all applicable federal securities laws and the rules and regulations thereunder. The Company has revised the disclosure on pages 85, 86, 153, 155, 158, 159, 286 and C-18 of Amendment No. 2 to reflect the foregoing. The Company also respectfully advises the Staff that the descriptions on pages 75 and 285 of the separate (contractual) exclusive forum provision contained in Motive's warrant agreement have been streamlined to track the language of that particular contractual provision.

Extraordinary Meeting of Shareholders

Purpose of the Extraordinary Meeting, page 94

12.	Staff Comment: Please disclose here and throughout a summary of each of the separately presented proposals that comprise the Non-Binding Organizational Documents Proposals.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages iii, vi, vii, 14, 34, 103 and 106 of Amendment No. 2 as requested.

Proposals No. 3A through 3F - The Non-Binding Organizational Proposals

Non-Binding Organizational Documents Proposal 3C - Adoption of Supermajority Vote

Requirements to Amend the Proposed Organizational Document, page 139

13.	Staff Comment: Refer to your response to comment 31. Please expand your descriptions of Articles V, VI, VII, VIII, and IX of the Proposed Charter so that investors understand each of these provisions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 104 of Amendment No. 2 as requested.

U.S. Federal Income Tax Considerations, page 159

14.	Staff Comment: Refer to your response to comment 32. Please confirm your understanding that you are required to file a signed tax opinion from counsel pursuant to Item 601(b)(8) of Regulation S-K prior to effectiveness. After you have filed the signed tax opinion, please revise your disclosure on page 160 accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and confirms understanding of the foregoing. The Company is filing with Amendment No. 2 a signed tax opinion from counsel and has revised the disclosure on page 176 of Amendment No. 2 as requested.

Information About Forge

Business Overview, page 182

15.	Staff Comment: Refer to your response to comment 33. On page 183, you disclose metrics, including the number of trades facilitated in over 400 companies in 70 countries measured “[s]ince [y]our inception, together with the historical businesses and companies [you] have acquired.” Please revise your disclosure on page 183 to state the date of your inception and the historical periods of the businesses and companies you have acquired that are included in the disclosure noted above.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 202 of Amendment No. 2 as requested.

16.	Staff Comment: Refer to your response to comment 34. You state that over the last twelve months ending June 30, 2021, the placement fees that you charged buyers and/or sellers on Forge Markets averaged 3.1%. Please revise to state the average and the range of the placement fees charged on Forge Markets for the fiscal year ended December 31, 2020 and the nine months ended September 30, 2021. In addition, please disclose the range of fees you charge for custodial administration.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 208 and 209 of Amendment No. 2 to disclose its average placement and custodial fees. With respect to ranges of placement and custodial fees, Forge believes that such ranges are commercially sensitive information and that the average fee disclosure is the better metric to provide investors with all material information necessary to understand these fees for the periods presented.

Forge’s Differentiated Solutions

Forge Markets, page 187

17.	Staff Comment: Refer to your response to comment 35. On page 187, you state that you have a process designed to ascertain whether an exemption from registration is available for the transactions Forge facilitates. Please disclose the process.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 206 of Amendment No. 2 as requested.

18.	Staff Comment: We note your response to comment 37 and reissue the comment in part. Please explain the impact of issuer contractual obligations and/or transfer restrictions on the structure and mechanics of the transactions, including in situations where such obligations and/or restrictions are not satisfied or otherwise waived. Please also explain the role of the issuer in these transactions, including whether such approval is required in all cases.

Response: The Company respectfully acknowledges the Staff’s comment.

All transactions brokered by Forge are intended to comply with the contractual obligations and/or transfer restrictions to which a selling shareholder is subject, which typically become known upon review of the shareholder’s purchase documents or after notice of the potential transaction to the issuer. The typical transfer restrictions (e.g., board/company approval right, right of first refusal (“ROFR”), and right of co-sale) that are encountered in transactions on the Forge platform are provided below.

•	Board/Company Approval. In the atypical circumstance where the issuer has the right to block the transfer (pursuant to its bylaws or otherwise), Forge would typically decide not to proceed with the transaction since the issuer could refuse to waive or consent to a transfer. In limited circumstances where Forge does decide to proceed (based on discussion with the seller or familiarity with the issuer), Forge would approach the issuer for a consent or waiver. Forge would only proceed with the transaction if the issuer consents to or otherwise waives the right to block the transfer. In any event, if the decision is made to proceed and the issuer does not approve the transaction, the transaction would not move forward.

•	ROFR. If the issuer and/or other shareholders of the issuer have a ROFR over the transaction and exercise that ROFR, then Forge would approach the issuer and/or other shareholders, on behalf of the seller, to arrange for the sale by the seller of its shares directly to the issuer and/or other shareholder(s). If the ROFR is not exercised, then the transaction would proceed as originally planned (i.e., the seller will complete the sale of shares to the buyer).

•	Co-Sale. If a co-sale right (i.e., the right of the other shareholders to sell alongside the seller) is exercised by other shareholders of the issuer, the transaction moves forward; however, the allocation of shares to be sold is adjusted between the seller and the other shareholders who have exercised their co-sale right. If a co-sale right is not exercised, then the transaction proceeds as originally planned (i.e., the seller will complete the sale of shares to the buyer). In this situation, the issuer may be involved for administrative purposes (e.g.., to facilitate notice to the other shareholders), but no approval or waiver is required by the issuer.

Typically, the issuer’s approval is only required if the issuer has an approval right or ROFR.  If the transaction is cleared to proceed (either as a result of the satisfaction or waiver of all applicable restrictions or because none exist), Forge will work with the issuer, the seller and the buyer to process the transfer of shares and register the transfer on the issuer’s books are records.

19.	Staff Comment: Please disclose here that, from the indication of interest match to close, direct secondary transactions and SPV transactions take an average of 50 days to complete.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 206 of Amendment No. 2 as requested.

Our Growth Strategy, page 196

20.	Staff Comment: Refer to your response to comment 41. Please disclose your current plans to expand on-the-ground coverage in Asia and Europe, including the specific locations currently considered, the timing of such expansion or the current stage of planning any such expansion, and the estimated costs of such expansion, if known. In addition, please disclose the current international markets in which you offer your products and services and the international markets in which you may expand, the timing of such expansion or the current stage of planning of expansion into additional international markets, and the estimated cost of expanding into additional markets, if known.

Response: The Company respectfully acknowledges the Staff’s comment. Forge is continually evaluating expansion opportunities for on-the-ground coverage in Asia and/or Europe and believes this represents a growth opportunity in the future, whether through inorganic or organic expansion opportunities that may arise. Currently, however, Forge has no definitive plans with respect to specific locations or the ultimate cost of any such expansion, which will depend on numerous factors depending on the timing, means and location of the opportunity. The Company has revised the disclosure on page 214 to address this comment. In addition, the Company has included a specific reference to the risk factor relating to any such international expansion set forth on page 214.

As discussed in the Company’s prior response to the Staff’s comment 42 and the disclosure on page 61, the majority of Forge’s revenues are derived from transactions involving U.S. issuers and its operations are located in the United States. Forge has a local branch office in Hong Kong, and its subsidiary, SharesPost Asia Pte Ltd., holds a Recognized Market Operator license with the Monetary Authority of Singapore; however, it currently does not engage in any business activities. As discussed in the prior paragraph, while Forge is continually evaluating international market expansion opportunities, it currently has no definitive plans with respect to specific international markets, timing or estimated costs of such expansion.

Management of New Forge After the Business Combination

2020 Summary Compensation Table, page 234

21.	Staff Comment: Please update your compensation disclosure to reflect the most recently completed fiscal year.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 253 through 261 of Amendment No. 2 as requested.

Description of New Forge Capital Stock

Forward Purchase Securities, page 263

22.	Staff Comment: Refer to your response to comment 48. Please revise to clarify whether units purchased by the Motive Fund Vehicles pursuant to the forward purchase agreement separate into the respective shares of common stock and warrants. In addition, please clarify whether the Motive Public Warrants included in the forward purchase agreement have the same material terms as the Domestication Public Warrants, and, if not, please disclose the material terms of the Motive Public Warrants.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 289 of Amendment No. 2 as requested. The Company has also revised the disclosure on the cover page and page 289 of Amendment No. 2 to clarify that the warrants included in the Forward Purchase Securities are Domestication Public Warrants and have the same material terms as the Domestication Public Warrants held by other parties.

We hope that the foregoing has been responsive to the Staff’s comments. If the Staff has any questions or comments regarding the foregoing, please contact Evan D’Amico of Gibson, Dunn & Crutcher LLP by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Blythe Masters
Chief Executive Officer